          SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C.


                  SCHEDULE 13G
               (Amendment No. 12)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
      UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

       Under the Securities Exchange Act of 1934

           Chris-Craft Industries, Inc.
                 (Name of Issuer)

   $1.40 Cumulative Convertible Preferred Stock, par value
  $1.00 per share; Class B Common Stock, par value $.50 per
      share; and Common Stock, par value $.50 per share
            (Title of Class of Securities)

     170520-30-8; 170520-50-6;  and  170520-10-0
                 (CUSIP Number)
           ______________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

            (Continued on following pages)

CUSIP No. 170520-30-8,        13G       Page 2 of 6 Pages
          170520-50-6, and
          170520-10-0

1)  Name of Reporting Person:  James J. Rochlis
    SS or IRS Identification No. of Above Person:

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)

(a)   /  /

(b)  /  /

3)  SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

Number    5)   Sole Voting Power:  15,953 shares of $1.40
of             Convertible Preferred Stock, 508,714 shares
Shares         of Class B Common Stock and 724,076 shares
Bene-          of Common Stock
ficially  6)   Shared Voting Power:  246 shares of $1.40
Owned by       Convertible Preferred Stock, 537,980 shares
Each           of Class B Common Stock and 1,185,018 shares
Reporting      of Common Stock
Person    7)   Sole Dispositive Power:  15,953 shares of
with           $1.40 Convertible Preferred Stock, 508,714
               shares of Class B Common Stock and 724,076 shares of Common Stock
          8)   Shared Dispositive Power:  168,826 shares
               of Class B Common Stock and 168,826 shares of
               Common Stock.

 9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   16,199 shares of $1.40 Convertible Preferred
               Stock, 1,046,694 shares of Class B Common Stock and 1,909,094 shares of Common Stock

10)  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions) ....................

11)  Percent of Class Represented by Amount in Row 9:
          6.9% of $1.40 Convertible Preferred Stock, 12.3% of Class B Common Stock and 7.4% of Common Stock

12)  Type of Reporting Person (See Instructions):
       IN

Item 1(a).     Name of Issuer:
            Chris-Craft Industries, Inc. ("Chris-
            Craft")

Item 1(b).  Address of Issuer's Principal Executive
Offices:
              767 Fifth Avenue
              New York, New York 10153

Item 2(a).  Name of Person Filing:
              James J. Rochlis

Item 2(b).  Address of Principal Business Office or, if
            None, Residence:

              Chris-Craft Industries, Inc.
              767 Fifth Avenue
              New York, New York 10153

Item 2(c).  Citizenship:
              United States of America

Item 2(d).  Title of Class of Securities:

                     I

            Convertible Preferred Stock, $1.40 cumulative dividend, $1.00 par value, each share held on November 10, 1986 and either not subsequently transferred or transferred to a "Permitted
            Transferee" currently convertible into
            11.28894 shares of Class B Common Stock and
            22.57786 shares of Common Stock and each other share of $1.40 Convertible Preferred Stock currently convertible into 33.86680 shares of Common Stock ("$1.40 Convertible Preferred
            Stock")

                    II

            Class B Common Stock, $.50 par value, each share convertible into one share of Common
            Stock ("Class B Common Stock")

                    III

            Common Stock, $.50 par value ("Common Stock")

Item 2(e).  CUSIP Number:

            I ($1.40 Convertible Preferred Stock) --
                170520-30-8

            II (Class B Common Stock) -- 170520-50-6

            III (Common Stock) -- 170520-10-0

Item 3.     If this statement is filed pursuant to Rules
            13d-1(b), or 13d-2(b), check whether the person is a: Inapplicable.

Item 4.     Ownership.

                             I          II         III

                             $1.40
                             Convert-
                             ible       Class B
                             Preferred  Common         Common
                             Stock      Stock          Stock
(a)  Amount Beneficially
     Owned (1):              16,199     1,046,694(2)   1,909,094(3)

(b)  Percent of Class
   (outstanding at
   December 31, 1998)(2):    6.9%        12.3%          7.4%

(c)  Number of shares as
   to which such person
   has:

     (i)  sole power to
     vote or to direct
     the vote                15,953      508,714        724,076

    (ii)  shared power to
     vote or to direct
     the vote                246         537,980        1,185,018

    (iii)  sole power to dis-
     pose or to direct
     the disposition of      15,953      508,714        724,076

    (iv)  shared power to
     dispose or to di-
     rect the disposi-
     tion of                 --          168,826        168,826

_____________________

(1) At December 31, 1998, (a) the Trustee of the Chris-Craft Em-ployees' Stock Purchase Plan held 644,261 shares of Common Stock, 363,600 shares of Class B Common Stock and 246 shares of $1.40 Convertible Preferred Stock, and (b) the Trustees under the Chris-Craft Profit Sharing Plan held 168,826 shares of Class B Common Stock. A committee appointed by the Board of Directors of Chris-Craft to administer the Stock Purchase Plan is empowered to direct voting of the shares held by the Trustee under that plan, and the Trustees under the Profit Sharing Plan are empowered to vote and dispose of the shares held by that plan. Mr. Rochlis is a member of the Committee under the Stock Purchase Plan and is a Trustee of the Profit Sharing Plan. Therefore, the total numbers of shares held at December 31, 1998 by the Stock Purchase Plan and the Profit Sharing Plan are included in the figures.

(2)  Includes 365,738 shares issuable upon conversion of $1.40
     Convertible Preferred Stock.

(3) Includes 28,130 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1998 and 1,229,563 shares issuable upon conversion of (i) $1.40 Convertible Preferred Stock and (ii) Class B Common Stock, including Class B Common Stock issuable upon conversion of $1.40 Convertible Preferred Stock.

(4) Class B Common Stock percentage computed on basis of number of shares of Class B Common Stock outstanding at December 31, 1998 plus those issuable upon conversion of $1.40 Con-vertible Preferred Stock shown in Column I. Common Stock percentage computed on basis of number of shares of Common Stock outstanding at December 31, 1998 plus those issuable upon (i) conversion of $1.40 Convertible Preferred Stock shown in Column I, (ii) conversion of Class B Common Stock shown in Column II and (iii) exercise of stock options referred to in Note (3).

Item 5.   Ownership of Five Percent or Less of a Class.
          Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.
          See Note (1) to Item 4.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.
          Inapplicable.

Item 8.   Identification and Classification of Members of the
          Group.
          Inapplicable.

Item 9.   Notice of Dissolution of Group.
          Inapplicable.

Item 10.  Certification.
          Inapplicable.

                          Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.



Date:  February 10, 1999



/s/ James J. Rochlis
------------------------
     Signature



James J. Rochlis
     Name/Title